Exhibit “1”

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HANNOVER HOUSE, INC. (OTC: HHSE) – Friday, Nov. 20, 2020

A special meeting of the Board of Directors of Hannover House, Inc. was held on Friday, November 20, 2020 telephonically at 9:30-am CST. The purpose of this meeting was to address certain issues and disclosures concerning a proposed registration offering of the Company’s stock as a financing means to launch and operate the Company’s MYFLIX Streaming service. The following items describe the issues addressed, and where indicated, the actions taken by the Board.

1). PROPOSED S1 REGISTRATION OFFERING – At a point in the very near-term future, the Company plans to file with the S.E.C. an offering for two (2) initial tranches of HHSE stock under a S1 Registration. Each of these first two stock offerings will be for a total of fifty-million-shares (50,000,000), with the first tranche being offered at three-cents ($.03) per share, and the second tranche being offered at five-cents ($.05) per share. The company hopes to raise a total of four-million dollars (USD $4,000,000) from these first two tranche offerings, of which approximately seventy percent (70%) shall be allocated solely and exclusively for the final pre-release preparation and launching of the MyFlix Streaming Service, and the remaining thirty percent (30%) to be utilized for payables / debt management of the Company. Shareholders are advised that these newly issued shares will be freely trading and available into the public market, and as such, shareholders will experience a dilution of their equity in the Company and a dilution of earnings-per-share on a going-forward basis. However, it is management’s belief that the premium pricing for the shares (e.g., $.03 and $.05) which is significantly higher than the current market pricing for shares, will encourage new S1 parties to hold onto their newly issued shares until a date in the future in which the Company’s share price would make a sale of these shares profitable. Accordingly, HHSE Management feels that existing shareholders prior to the S1 Offerings are unlikely to see an influx of new shares on the open market until the pricing of HHSE stock appreciates significantly. A chart showing the current and proposed changes in Share Structure for the Company is attached, which includes anticipated, eligible debt conversion transactions, additional non-S1 stock issuances, and the total of the S-1 stock issuances (e.g., 2-tranches each of 50-mm shares).

3). USE OF PROCEEDS – The Board has limited the amount of proceeds that can be allocated towards existing debt and payables management to thirty percent (30%) of the new revenues generated as a result of the S-1 Registration. The purpose of this limitation is to provide assurance to new shareholders and investors that the majority of new funding generated from the S-1 Registration will be earmarked for costs associated with the develop0ment, launch and maintenance of the MyFlix Streaming Service. The restrictions on this Use of Proceeds shall be a conditioned and disclosed as an essential element of the prospectus and S.E.C. Filings.

3). ANALYSIS OF MYFLIX REVENUES & FORECASTS – The Board reviewed the cost structure and details of the data storage, digital data delivery, credit card processing, supplier reporting and supplier participation costs to determine an average per-transaction net income under the MyFlix Model, as well as a projected net income for monthly subscribers (utilizing the data delivery cost structures as disclosed by Acorn-TV, a comparable streaming service to MyFlix).

Based on a reinvestment / ongoing marketing model of $1 per subscription per month, the Company can reasonably forecast potential revenues and net income for MyFlix based on these specific assumptions.

4). FORMAL OFFERING / PROSPECTUS – As required under S.E.C. rules governing stock registrations, the Company shall utilize some of the assumptions and information as described in this Board of Directors report within the formal prospectus and offering.

There being no further issues addressed at this meeting, the Board adjourned at 10:15-am.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on the Minutes of the Board of Directors Meeting of Hannover House, Inc. to be signed on its behalf by the undersigned hereunto duly authorized.

HANNOVER HOUSE, INC.
(Registrant)
Date: November 20, 2020
/s/ Eric F. Parkinson
	By:	ERIC F. PARKINSON
Chairman, C.E.O. & Secretary

Hannover House, Inc.

Current and Projected Share Structure

Hannover House / MyFlix

USE OF PROCEEDS SUMMARY

Primary Intended Uses for Revenues from S-1 Offering

MyFlix Sales Analysis Summary

Transactional Sales Analysis (Single Event)

Average Transaction Price	$1.88
Credit Card Processing Totals	$(0.11)
Data Streaming Avg. Cost	$(0.29)
Gross Venture Income	$1.48
Data Management / Storage	$(0.23)
50% Net Share to Supplier	$(0.68)
50% Net Share to MYFLIX	$0.68

Monthly Subscription Sales Analysis

Monthly Subscription Fee	$10.00
Credit Card Processing Totals	$(0.60)
Data Streaming (Acorn Model)	$(6.38)
Gross Venture Income	$3.02
Data Management (not to SVOD)	$-
50% Net Share Prorata-Suppliers	$(1.51)
50% Net Share to MYFLIX’	$1.51

MyFlix

SALES RANGES & PROFITABILITY ANALYSIS

	LOW-END	FORECAST	GOAL	POTENTIAL
Monthly TVOD TRANSACTIONS	75,000	150,000	250,000	1,000,000
MONTHLY SUBSCRIBERS	75,000	150,000	250,000	2,000,000
Gross Revenues (After 3rd Pty)	$891,000	1,782,000	2,970,000	21,880,000
Less Data Management Costs	$(500,250)	$(1,000,500)	$(1,667,500)	$(13,050,000)
Less 50% Net to Suppliers	$(195,375)	$(390,750)	$(651,250)	$(4,415,000)
MyFlix 50% Net Share	$195,375	$390,750	$651,250	$4,415,000

Less MyFlix Monthly G&A	$(50,000)	$(100,000)	$(200,000)	$(300,000)
Less MyFlix Exclusive Mktng	$(75,000)	$(150,000)	$(250,000)	$(2,000,000)

NET INCOME AFTER COSTS	$70,375	$140,750	$201,250	$2,115,000

Annualized Gross Revenues	$10,692,000	$21,384,000	$35,640,000	$262,560,000
Annualized Estimated Net Income	$844,500	$1,689,000	$2,415,000	$25,380,000

Hannover House, Inc. and its Board of Directors makes no representation, warranty or guarantee that the sales revenues or net income forecasts predicted under this model will be realized; these charts are provided as a management tool for the determination of proposed “per-transaction” and “monthly subscription” fees, as well as to determine a reasonable amount for the Company to anticipate being needed in the reinvestment of marketing funds for maintenance and building of subscribers.